UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Amendment No.)*

Under the Securities Exchange Act of 1934

Emerging Markets Horizon Corp.
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G3033X 105**
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class B Ordinary Shares. CUSIP number G3033X105 has been assigned to the Class A Ordinary Shares of the Issuer, which are quoted on NASDAQ Stock Market under the symbol “HORI.”

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3033X105	Schedule 13G
1	NAMES OF REPORTING PERSONS
EM Horizon Investments

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
7,150,000(1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
7,150,000(1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,150,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.89% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

(1) See Item 4 below. The Reporting Person owns 7,150,000 Class B Ordinary Shares of the Issuer, which will automatically convert into Class A Ordinary Shares of the Issuer at the time of the Issuer’s initial business combination as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) (File No. 333-258393).

Item 1(a). Name of Issuer:

Emerging Markets Horizon Corp. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

30 Ekaterinis Kornarou Street, 3rd Floor, Stovolos 2024 Nicosia, Cyprus

Item 2(a). Name of Person Filing:

EM Horizon Investments (the “Reporting Person”)

Item 2(b). Address of Principal Business Office or, if none, Residence:

30 Ekaterinis Kornarou Street, 3rd Floor, Stovolos 2024 Nicosia, Cyprus
c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands

Item 2(c). Citizenship:

Cayman Islands

Item 2(d). Titles of Classes of Securities:

Class B Ordinary Shares, par value $0.0001 per share

Item 2(e). CUSIP Number:

There is no CUSIP number assigned to the Class B Ordinary Shares. CUSIP number G3033X105 has been assigned to the Class A Ordinary Shares of the Issuer, which are quoted on NASDAQ Stock Market under the symbol “HORI.”

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c)
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________.

Item 4. Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2021, the Reporting Person may be deemed to beneficially own 7,150,000 shares of the Issuer’s Class B Ordinary Shares, representing 19.89% of the total Class A and Class B Ordinary Shares issued and outstanding. The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares of the Issuer at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s prospectus filed pursuant to Rule 424(b)(4) (File No. 333-258393).

EM Horizon Investments, a Cayman Islands limited liability company, is the record holder of the shares reported herein. The Reporting Person is managed by its three members, Riccardo Orcel, CEO and director of the Issuer, FPP Capital Advisers, an affiliate of FPP Asset Management LLP, and Nevsky Properties Limited, an affiliate of VTB Capital. Any action by the Reporting Person with respect to the Issuer or the Issuer’s securities held by the Reporting Person, including voting and dispositive decisions, requires the unanimous approval of the members and no individual member exercises voting or dispositive control over any of the securities held by the Reporting Person, even those in which such member directly holds a pecuniary interest. Accordingly, none of them will be deemed to have or share beneficial ownership of such shares.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

EM Horizon Investments

/s/ Riccardo Orcel
Name: Riccardo Orcel
Title: Member